UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024.

Commission File Number: 001-39530

ImmunoPrecise Antibodies Ltd.

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 101.INS, 101.SCH, and 104 of this Form 6-K are incorporated by reference into the Registration Statement on Form F-3 (File No. 333-273197) and Registration Statement on Form S-8 (File No. 333-256730) of the Registrant, ImmunoPrecise Antibodies Ltd.

EXHIBIT INDEX

Exhibit	Description
99.1	Management’s Discussion and Analysis for the three and nine months ended January 31, 2024 and 2023
99.2	Condensed Interim Consolidated Financial Statements for the three and nine months ended January 31, 2024 and 2023
99.3	CEO Certification (pursuant to Canadian regulations)
99.4	CFO Certification (pursuant to Canadian regulations)

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.
Date: March 14, 2024

	By:	/s/ Kristin Taylor
	Name:	Kristin Taylor
	Title:	Chief Financial Officer